                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENT FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. _____)*

                                   ONEIDA LTD.
                                -----------------
                                (Name of Company)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    682505102
                                    ---------
                                 (CUSIP number)

                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                               NEW YORK, NY 10178
                          ATT.: RICHARD S. TODER, ESQ.
                           ATT.: HOWARD A. KENNY, ESQ.
                                 (212) 309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 9, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                           ---------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
CUSIP No. 682505102               13D                   Page 2 of 16 Pages
---------------------------                          ---------------------------
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   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       JPMORGAN CHASE BANK                           EIN:
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                       (B) [X]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

          OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
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                       7   SOLE VOTING POWER
                                   7,378,612
      NUMBER OF      -----------------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY                   0
      OWNED BY       -----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING                    7,378,612
     PERSON WITH    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,378,612
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
          BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 Security and Company

This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Oneida Ltd., a New York Corporation (the
"Company"), with its principal executive office located at 163-181 Kenwood
Avenue, Oneida, New York 13421. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2 Identity and Background

(a) This Statement is being filed by JPMorgan Chase Bank, a New York bank (the
"Reporting Person") pursuant to Rule 13d-1 promulgated by the Securities and
Exchange Commission (the "Commission"). JPMorgan Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation, which expressly disclaims beneficial ownership of the shares reported herein. The shares of
Common Stock beneficially owned by the Reporting Person are held of record by
Chart Holding Corp. ("Chart"), a wholly-owned subsidiary of the Reporting
Person.

It could be argued that the Reporting Person, Anchorage Capital Master Offshore,
Ltd., Banc of America Strategic Solutions, Inc., Fleet National Bank and
Quadrangle Master Funding Ltd. (collectively, the "Other Holders"), constitute a
"group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of
1934, as amended (the "Act"), solely due to their one-time right to approve certain members of the Board of the Directors of the Company, as further described in Item 4 (the "Director Approval Process"). The Reporting Person has
no other voting or other agreements or arrangements with respect to the Common
Stock of the Company with such Other Holders or with any other persons (except as described in Item 6). Effective immediately following the appointment of the new Board of Directors of the Company pursuant to the Director Approval Process, the Reporting Person and such Other Holders shall have no further right to approve, or to cause the appointment or removal of, members of the Board (other than the right to vote, together with all holders of Common Stock, in any election of directors). The members of the Board appointed pursuant to the
Director Approval Process will have no agreement or arrangement with the
Reporting Person or such Other Holders, with respect to their activity as
Directors, and will not be representatives of the Reporting Person. As a result, if a "group" exists due to the Director Approval Process at the date of this report, upon said appointment, the Reporting Person will no longer be deemed to be a member thereof. The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by such Other Holders.

(b) and (c) See Schedule A.

(d) and (e) During the past five years, none of the Reporting Person or any other person named in Schedule A has been (i) convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule A.

Item 3 Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the shares of the
Company's Common Stock as part of the financial restructuring of the Company's outstanding indebtedness (the "Restructuring") pursuant to, among other agreements:

o    the Second Amended and Restated Credit Agreement, dated as of August 9,
     2004, among the existing lenders (the "Existing Lenders") party thereto, and the existing noteholders (the "Existing Noteholders") party thereto, including the Other Holders, certain other institutions party thereto, the
     Company and the Reporting Person, as Administrative Agent and Collateral
     Agent (the "Credit Agreement"), and

o    the Securities Exchange Agreement, dated as of August 9, 2004, among the
     Company and the Existing Lenders and the Existing Noteholders, including the Other Holders (the "Exchange Agreement").

The Credit Agreement, which has been filed as Exhibit 1 hereto, and the Exchange
Agreement, which has been filed as Exhibit 2 hereto, are incorporated by reference herein. Any description of the Credit Agreement is qualified in its entirety by reference thereto. Any description of the Exchange Agreement is qualified in its entirety by reference thereto.

As part of the Restructuring, pursuant to the Exchange Agreement, $30,000,000 of the total outstanding indebtedness of the Company held by the Existing Lenders and the Existing Noteholders (such $30,000,000 amount, the "Exchange Outstanding
Indebtedness") was exchanged for 29,852,907 shares of Common Stock. For each $1 of Exchange Outstanding Indebtedness, an Existing Lender or an Existing
Noteholder received approximately 0.995 of a share. The Exchange Outstanding
Indebtedness was cancelled.

In the Restructuring, the Reporting Person exchanged $4,532,700.26 of Exchange
Outstanding Indebtedness for 4,510,476 shares of Common Stock, which shares were registered in the name of Chart per JPMorgan Chase Bank's election.

SPS High Yield Loan Trading ("SPS"), a business unit within the Reporting
Person, exchanged $2,882,268.01 of Exchange Outstanding Indebtedness for
2,868,136 shares of Common Stock. All security positions of SPS are routinely held with the Reporting Person, and therefore beneficial ownership of such shares is reported herein by the Reporting Person. The shares are registered in the name of Chart.

Pursuant to the Exchange Agreement, SPS was entitled to an additional 1,814,421 shares of Common Stock in respect of $1,823,361.10 of Exchange Outstanding
Indebtedness that, as of the date of the Restructuring, was held of record by
it. Such Exchange Outstanding Indebtedness was the subject of transfers made prior to the date of the Restructuring but such transfers had not settled.
Neither the Reporting Person nor Chart has any beneficial interest in such shares.

Item 4 Purposes of Transactions

As described in Item 3, the Reporting Person acquired beneficial ownership of the shares of Common Stock as part of the financial restructuring of the
Company's outstanding indebtedness, a portion of which was held by the Reporting
Person.

Section 5.20 of the Credit Agreement provides for the Director Approval Process as follows:

     Board of Directors. As soon as practicable, but in no event later than ten
     (10) Business Days following the notice from the Administrative Agent disclosing the directors to be selected pursuant to Section 5.20(iii), which notice shall be delivered no later than forty-five (45) days after the Closing Date, the Borrower shall cause to be constituted a new board of directors which shall consist of nine (9) directors composed of (i) the chief executive officer of the Borrower, (ii) two (2) existing independent members of the Borrower's board of directors who shall be satisfactory to the Existing Noteholders and the Existing Lenders and (iii) six (6)
     directors to be selected by the Existing Lenders and the Existing
     Noteholders; provided, that following the election of the new board of directors pursuant to this Section 5.20, the majority of the entire board of directors of the Borrower shall be composed of independent directors. It being understood that the Borrower shall only be required to constitute a new board of directors pursuant to this Section 5.20 one time.

Certain Existing Lenders and Existing Noteholders have elected not to participate in the Director Approval Process.

Immediately following the approval and appointment of directors pursuant to the
Director Approval Process, the Reporting Person and the Other Holders
participating in the Director Approval Process will have no further rights with respect to the composition of the Board, other from their right to vote, together with all holders of Common Stock, in any election of directors.

Except with respect to the foregoing certain right to approve the directors of the Company, the Reporting Person has no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a)
through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, each of
Chart and the Reporting Person may, at any time and from time to time, purchase additional Common Stock of the Company and may dispose of any and all Common
Stock of the Company held by them.

Item 5 Interest in Securities of the Company

(a) and (b)

The following is a description of the shares beneficially owned by the Reporting
Person. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 46,631,924, the number of shares of Common Stock, excluding shares reserved for issuance under the Company's outstanding options and employee stock purchase plans, reported by the Company to be issued and outstanding as of August 9, 2004.

The Reporting Person is the beneficial owner of 7,378,612 shares or approximately 15.8% of the Company's issued and outstanding Common Stock.

The aggregate number of shares of Common Stock beneficially owned by the
Reporting Person, and by the Other Holders participating in the Director
Approval Process, as of August 9, 2004, was 17,927,925 or approximately 38.4% of all of the outstanding shares of Common Stock.

(c) Except as described in this Statement and except for transactions with respect to the indebtedness of the Company effected prior to the Restructuring, the Reporting Person has not effected any transaction in the securities of the
Company in the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to
       Securities of the Company

Pursuant to the Credit Agreement, (i) the Existing Lenders and Existing
Noteholders agreed to restructure approximately $203,000,000 of outstanding indebtedness, excluding the Exchange Outstanding Indebtedness, to be held by the
Existing Lenders, the Existing Noteholders and certain other financial institutions in two tranches of term loans as follows: a $125,000,000 Tranche A
Term Loan and a $78,184,188.03 Tranche B Term Loan and (ii) the Existing Lenders
agreed to make new revolving loans to the Company in an aggregate principal amount at any one time outstanding not to exceed $30,000,000 (which amount includes any new letters of credit and any swingline loans made available to the
Company). As discussed in Item 4, Section 5.20 of the Credit Agreement sets forth the Director Approval Process. The Credit Agreement does not provide the
Existing Lenders and the Existing Noteholders with any other rights, and does not provide for any other agreements or arrangements among the Existing Lenders and Existing Noteholders, with respect to the shares of Common Stock received in connection with the Restructuring or otherwise.

In connection with the Restructuring and the making of new loans under the
Credit Agreement, the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing Noteholders, Oneida Savings
Bank, Bank of America, N.A. and HSBC Bank USA, National Association, each as issuer of certain standby letters of credit, and JPMorgan Chase

Bank, as issuer of certain trade letters of credit, the Administrative Agent and the Collateral Agent, entered into the Second Amended and Restated Collateral
Agency and Intercreditor Agreement, dated as of August 9, 2004 (the
"Intercreditor Agreement"). The Intercreditor Agreement sets forth the rights of the parties with respect to the collateral granted to secure the Obligations (as defined in the Credit Agreement). The Intercreditor Agreement contains no provisions respecting the Common Stock issued to the Existing Lenders and the
Existing Noteholders in connection with the Restructuring, but is referenced here as one of the four principal agreements entered into by, among others, the
Existing Lenders and the Existing Noteholders as part of the Restructuring. The
Intercreditor Agreement, which has been filed as Exhibit 3 hereto, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

As discussed in Item 3, the Exchange Agreement sets forth the terms and provisions pursuant to which the Company issued Common Stock in exchange for the conversion and cancellation by the Existing Noteholders and the Existing Lenders
of the Exchange Outstanding Indebtedness held by each such person. Under the
Exchange Agreement, the Existing Noteholders and the Existing Lenders made certain representations and warranties to the Company which are typical of those representations and warranties made with respect to shares issued in reliance upon the "private placement" exemption from the registration requirements under the Act (i.e., each Existing Lender and Existing Noteholder: (i) acquired the
Common Stock issued in connection with the Restructuring for their own accounts, not for distribution or resale; (ii) is an accredited investor and (iii)
understands that the Common Stock issued in connection with the Restructuring is not registered). The Existing Lenders and the Existing Noteholders also agreed with the Company as to restrictions on the transfer of the shares of Common
Stock acquired in connection with the Restructuring so long as such shares have not been registered. The Exchange Agreement contains no voting, first refusal, or other agreement or arrangement among the Existing Noteholders and the
Existing Lenders with respect to the Common Stock acquired in connection with the Restructuring.

Pursuant to the Registration Rights Agreement, dated as of August 9, 2004, among the Existing Lenders, the Existing Noteholders and the Company (the
"Registration Rights Agreement"), the Company has granted to the Existing
Lenders and the Existing Noteholders certain demand and incidental registration rights with respect to the shares of Common Stock issued by the Company pursuant to the Exchange Agreement and any Common Stock issued or issuable with respect to such shares. Under the Registration Rights Agreement, holders of at least 15%
of the outstanding Common Stock as of the closing of the Restructuring shall have the right to require the Company to effect the registration of such shares of Common Stock in certain circumstances and subject to certain thresholds set forth therein. The Company is required to effect a maximum of three (3) demand registrations. In addition, in the event that the Company proposes to register
Common Stock for its own account, it shall, upon written request, effect the registration of such requesting person's shares of Common Stock, subject to certain limitations set forth therein. The Registration Rights Agreement, which has been filed as Exhibit 4 hereto, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

Except as described in this Item 6, the Reporting Person does have any other existing agreement with respect to the Common Stock or other securities of the
Company.

Item 7 Materials to Be Filed as Exhibits

Exhibit 1: Second Amended and Restated Credit Agreement, dated as of August 9,
2004, among the Company, the Existing Lenders, the Existing Noteholders, certain other institutions party thereto and JPMorgan Chase Bank, as Administrative
Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the
Company's Form 8-K Current Report filed August 19, 2004)

Exhibit 2: Securities Exchange Agreement, dated as of August 9, 2004, among the
Company, the Existing Lenders and the Existing Noteholders (incorporated by reference to Exhibit 10.7 to the Company's Form 8-K Current Report filed August
19, 2004)

Exhibit 3: Second Amended and Restated Collateral Agency and Intercreditor
Agreement, dated as of August 9, 2004, among the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing
Noteholders, Oneida Savings Bank, Bank of America, N.A. and HSBC Bank USA,
National Association, each as issuer of certain standby letters of credit, and
JPMorgan Chase Bank, as issuer of certain trade letters of credit, the
Administrative Agent and the Collateral Agent (incorporated by reference to
Exhibit 10.4 to the Company's Form 8-K Current Report filed August 19, 2004)

Exhibit 4: Registration Rights Agreement dated as of August 9, 2004, among the
Company, the Existing Lenders and the Existing Noteholders (incorporated by reference to Exhibit 10.8 to the Company's Form 8-K Current Report filed August
19, 2004)

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

JPMorgan Chase BANK

By: /s/ Roger Odell
   ------------------------------
Name:  Roger Odell
Title: Managing Director

                                   SCHEDULE A

                               JPMORGAN CHASE BANK
                            c/o JPMorgan Chase & Co.
                           270 Park Avenue, 35th Floor
                               New York, NY 10017

Directors and Executive Committee of JPMorgan Chase Bank:

                                                                      Present Principal Occupation and Address of
Name, Position and Citizenship     Business Address (1)               Employment
----------------------------------------------------------------------------------------------------------------------

Lawrence A. Bossidy                270 Park Avenue, 35th Floor        Retired Chairman
Director                           New York, NY 10017                 Honeywell International Inc. (2)
United States Citizen

James S. Crown                     270 Park Avenue, 35th Floor        President
Director                           New York, NY 10017                 Henry Crown and Company (3)
United States Citizen                                                 222 North LaSalle Street
                                                                      Chicago, IL 60601

James Dimon                        270 Park Avenue, 35th Floor        President & Chief Operating Officer
Director                           New York, NY 10017                 JPMorgan Chase & Co. (1)
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

                                       10

William B. Harrison, Jr.           270 Park Avenue, 35th Floor        Chairman & Chief Executive Officer
Director                           New York, NY 10017                 JPMorgan Chase & Co. (1)
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

Laban P. Jackson, Jr.              270 Park Avenue, 35th Floor        Chairman & Chief Executive Officer
Director                           New York, NY 10017                 Clear Creek Properties, Inc. (4)
United States Citizen                                                 2365 Harrodsburg Road #B230
                                                                      Lexington, KY 40504

David C. Novak                     270 Park Avenue, 35th Floor        Chairman & Chief Executive Officer
Director                           New York, NY 10017                 Yum! Brands, Inc. (5)
United States Citizen                                                 1441 Gardiner Lane
                                                                      Louisville, KY 40213

Lee R. Raymond                     270 Park Avenue, 35th Floor        Chairman & Chief Executive Officer
Director                           New York, NY 10017                 Exxon Mobil Corporation (6)
United States Citizen                                                 5959 Las Colinas Boulevard
                                                                      Irving, Texas 75039

John R. Stafford                   270 Park Avenue, 35th Floor        Retired Chairman
Director                           New York, NY 10017                 Wyeth (7)
United States Citizen

Austin Adams                       270 Park Avenue, 35th Floor        Executive Committee - Technology
Executive Committee                New York, NY 10017                 JPMorgan Chase & Co.
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

                                       11

David Coulter                      270 Park Avenue, 35th Floor        Executive Committee - Vice Chairman
Executive Committee                New York, NY 10017                 JPMorgan Chase & Co.
United States Citizen                                                 270 Park Avenue, 35th Floor

Dina Dublon                        270 Park Avenue, 35th Floor        Executive Committee - Finance
Executive Committee                New York, NY 10017                 JPMorgan Chase & Co.
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

John Farrell                       270 Park Avenue, 35th Floor        Executive Committee - Human Resources
Executive Committee                New York, NY 10017                 JPMorgan Chase & Co.
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

                                       12

Joan Guggenheimer                  270 Park Avenue, 35th Floor        Executive Committee - Legal
Executive Committee                New York, NY 10017                 JPMorgan Chase & Co.
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

Fred Hill                          270 Park Avenue, 35th Floor        Executive Committee - Marketing and
Executive Committee                New York, NY 10017                 Communications
United States Citizen                                                 JPMorgan Chase & Co.
                                                                      270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

Bill McDavid                       270 Park Avenue, 35th Floor        Executive Committee - Legal
Executive Committee                New York, NY 10017                 JPMorgan Chase & Co.
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

                                       13

Jeff Walker                        270 Park Avenue, 35th Floor        Executive Committee - Private Equity
Executive Committee                New York, NY 10017                 JPMorgan Chase & Co.
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

Don Wilson                         270 Park Avenue, 35th Floor        Executive Committee - Risk
Executive Committee                New York, NY 10017                 JPMorgan Chase & Co.
United States Citizen                                                 270 Park Avenue, 35th Floor
                                                                      New York, NY 10017

(1) JPMorgan Chase Bank is a wholly-owned subsidiary of JPMorgan Chase & Co., a global financial services firm.

(2) Honeywell International Inc. is a diversified technology and manufacturing company of aerospace products and services; control technologies for buildings, homes and industry; automotive products; power generation systems; specialty chemicals; fibers; plastics and advanced materials.

(3) Henry Crown and Company is an investment firm.

                                       14

(4) Clear Creek Properties, Inc. is a real estate development company.

(5) Yum! Brands, Inc. is an organization engaged in the operation, development, franchising and licensing of restaurants.

(6) Exxon Mobil Corporation is a global energy and petrochemical organization.

(7) Wyeth is a research-based, global pharmaceutical and biotechnology company.

                                       15

                                  EXHIBIT INDEX

Exhibit No.       Description                                                             Page
-----------       -----------                                                             ----

Exhibit 1:        Second Amended and Restated Credit Agreement, dated as of                *
                  August 9, 2004, among the Company, the Existing Lenders, the
                  Existing Noteholders, certain other institutions party thereto and JPMorgan Chase Bank, as Administrative Agent and
                  Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K Current Report filed August 19, 2004)

Exhibit 2:        Securities Exchange Agreement, dated as of August 9, 2004,               *
                  among the Company, the Existing Lenders and the Existing
                  Noteholders (incorporated by reference to Exhibit 10.7 to the
                  Company's Form 8-K Current Report filed August 19, 2004)

Exhibit 3:        Second Amended and Restated Collateral Agency and                        *
                  Intercreditor Agreement, dated as of August 9, 2004, among the
                  Company and certain of its direct and indirect domestic
                  subsidiaries, the Existing Lenders, the Existing Noteholders,
                  Oneida Savings Bank, Bank of America, N.A. and HSBC Bank USA,
                  National Association, each as issuer of certain standby
                  letters of credit, and JPMorgan Chase Bank, as issuer of
                  certain trade letters of credit, the Administrative Agent and the Collateral Agent (incorporated by reference to Exhibit
                  10.4 to the Company's Form 8-K Current Report filed August
                  19, 2004)

Exhibit 4:        Registration Rights Agreement dated as of August 9, 2004,                *
                  among the Company, the Existing Lenders and the Existing
                  Noteholders (incorporated by reference to Exhibit 10.8 to the
                  Company's Form 8-K Current Report filed August 19, 2004)

*    Incorporated by reference to the Company's Form 8-K filed August 19, 2004.

                                       16